March 4, 2009

Mr. Michael J. Triessl
333 South Hope Street
Los Angeles, California   90071-1406

>   RE: American Funds Money Market Fund
>   Registration Statement File Nos. 333-157162 and 811-22277

Dear Mr. Triessl:

    We have reviewed the registration statement of Form N-1A for the American
Funds Money Market Fund, filed with the Securities and Exchange Commission on
February 6, 2009. We have the following comments:

PROSPECTUS

Fees and Expenses of the Fund

1. Please conform the titles of each line item and the order in which they appear to
    Form N-1A. For example, the first line of the fee table should be: "Maximum
    Sales Charge (Load) Imposed on Purchases (as a percentage of offering
    price)__%." Please conform the titles throughout the registration statement.

2. In the first paragraph preceding the expense examples, the disclosure states that
    "[t]he examples do not reflect the impact of any fee waivers or expense
    reimbursements." The fee table did not include any waivers or expense
    reimbursements. Please explain the disclosure.

3. Footnotes 1 and 2 below the expense example discuss changes to sales charges and
    expenses that will occur after year 3. Since only year 1 and year 3 expenses are
    shown in the table, please revise these footnotes.

Investment Adviser

4. Please include a statement that a discussion regarding the basis for the board of
    directors approving any investment advisory contract of the fund is available in the
    fund's annual or semi-annual report to shareholders, as applicable, and provide the
    period covered by the relevant annual or semi-annual report.

Purchase and Exchange of Shares

5. The disclosure states, "Your investment will be made at the net asset value (plus any applicable sales charge in the case of Class A shares)…" Is the parenthetical statement necessary given that Class A shares do not charge a front-end sales load?

Frequent Trading of Fund Shares

6. Much of the disclosure in this section does not appear to apply to a money market fund. Please consider revising this section to include the specific procedures for this fund.

Purchase Minimums and Maximums

7. The information in this section is also included on page 4 of the prospectus. Please consider removing the repetitive disclosure.

Valuing Shares

8. On page 24 of the Statement of Additional Information, under the heading "Price of Shares," the disclosure states that "[t]he valuation of the fund's portfolio securities and calculation of its net asset value are based upon the penny-rounding method of pricing." The next few paragraphs describe the penny-rounding method of valuing securities, valuing securities with 60 days or less to maturity, and valuing securities at fair value. Please provide a similar discussion in the Prospectus under the heading "Valuing Shares" on page 16.

Retirement Plan Prospectus

9. Please include the information under the heading "Other Expenses" in a footnote to the fee table.

Prospectus Addendum

10. Please explain to the staff why a Prospectus Addendum is included with this filing.

11. Because this is a new fund the expense example should only include years 1 and 3.


STATEMENT OF ADDITIONAL INFORMATION


Certain Investment Limitations and Guidelines

12. On page 2 of the Statement of Additional Information under the heading "Maturity," the disclosure states that "[t]he fund currently intends (over the next twelve months) to maintain a dollar-weighted average portfolio maturity of

approximately 90 days or less." Please adjust the disclosure to conform with Rule 2(a)(7) under the Investment Company Act of 1940 which states that a money market fund will not maintain a dollar-weighted average portfolio maturity that exceeds ninety days.

Fundamental Policies and Investment Restrictions

13. The last sentence in Fundamental policy No. 4 states that "[t]he fund may, if deemed advisable, invest more than 25% of its assets in obligations of commercial banks, including domestic branches of U.S. banks." Because the fund is reserving the freedom of action to concentrate in obligations of commercial banks, please disclose that the fund may only concentrate in securities issued by domestic banks and add disclosure concerning the type and nature of the securities in which the fund intends to invest as well as the criteria used by the fund in evaluating and selecting such investments. (See Investment Company Act Release No. 9011 October 30, 1975). In addition, please change the disclosure to "25% or more" instead of "more than 25%."

GENERAL

14. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

15. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

16. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

17. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

Laura E. Hatch
Staff Accountant